SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2005	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 8, 2005	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 05-004 dated February 8, 2005

NEWS RELEASE Moody’s raises outlook on Agrium and affirms debt rating	05-004
Date: February 8, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that Moody’s Investors Service, Inc. (Moody’s) has affirmed the senior unsecured debt rating of Baa2 for Agrium Inc. and raised their outlook from negative to stable. In taking this decision, Moody’s noted a number of Agrium’s advantages including: significant retail operations with above average margins, a cost advantaged nitrogen facility in Argentina, favorable market position within the North American nitrogen sector, and increased phosphate and potash prices. Furthermore, Moody’s noted the significant cash flow generated in 2004, which they anticipate will continue in 2005.

“We are very pleased with Moody’s recognition of the results of our financial discipline over recent years, and some of the favorable fundamentals for our industry in the near term,” said Mr. Mike Wilson, Agrium’s President and CEO. “We believe we have the financial strength to take advantage of growth opportunities as they arise.”

Moody’s stated: “The ratings are further underpinned by the active reduction in debt levels that management has undertaken in 2004 and early 2005.” In this regard they highlighted the recent redemption notice for $175-million of preferred securities. They indicated they believe “the supply situation in North America will remain tight through most of the year. Moreover, the combination of a good farm economy in the U.S., plus the limited amount of new ammonia capacity coming on-stream in 2005-06, will limit the downside for Agrium over the next 12‑18 months.”

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, Chilean and Bolivian currencies, South American government policy, South American domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.